EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report - notice of strike in Pelephone

The Company hereby provides notification that it was notified today by its subsidiary, Pelephone Communications Ltd. (“Pelephone”) of a notice it had received from the Mobile, Internet and High-Tech Workers Union of the New General Federation of Workers regarding the declaration of a labor dispute in accordance with the Settlement of Labor Disputes Law, 5717-1957, and a strike as of February 22, 2017 onwards (the “Notice”).

According to the notice, the disputed matter is the impasse reached in negotiations for the execution of a new collective agreement.

Neither the Company and/nor Pelephone is unable to evaluate the implications of the Notice at the present stage.

The Company is studying the motion and it is unable to evaluate its likelihood of success at the present stage.